

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 15, 2015

Dr. Robert Zayas
Chief Executive Officer
IMC Holdings, Inc.
12121 Jones Rd.
Houston, TX 77070

      Re: IMC Holdings, Inc.
              Form 10-12G
              Filed July 24, 2015
              File No. 000-55433

Dear Dr. Zayas:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Barbara C. Jacobs

                                  Barbara C. Jacobs
                                  Assistant Director
                                  Office of Information Technologies
                                  and Services

cc: Robert J. Huston III, Esq.